GlobalOptions Group, Inc.

Free Writing Prospectus

Supplementing Preliminary Prospectus Dated October 3, 2007

Filed Pursuant to Rule 433

Registration Statement No. 333-145053

Dated October 22, 2007

4,500,000 Shares

Common Stock

This free writing prospectus relates only to the securities described in the Preliminary Prospectus dated October 3, 2007 and should be read together with the Preliminary Prospectus dated October 3, 2007.

On October 22, 2007, GlobalOptions Group, Inc. filed Amendment No. 2 to its Registration Statement on Form SB-2 to update certain disclosures that had been provided in its Preliminary Prospectus dated October 3, 2007. The following summarizes certain terms of the disclosure in the preliminary prospectus included in Amendment No. 2 to the Registration Statement that either did not appear in or updates the disclosure in the Preliminary Prospectus dated October 3, 2007. References to “GlobalOptions,” “we,” “us,” “our company” or “our” are used in the manner described in the Preliminary Prospectus dated October 3, 2007.

The Offering

We are offering 4,500,000 shares of our common stock in this offering. In addition, we have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of our common stock to cover any over-allotments. There will be no selling stockholders in the offering. On October 19, 2007, the last sale price of our common stock quoted on the Nasdaq Capital Market was $5.88 per share.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $23.9 million based on an assumed offering price of $5.88 per share (the last sale price of our common stock quoted on the Nasdaq Capital Market on October 19, 2007) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes and the repayment of approximately $4.4 million of an existing note and related accrued interest, the maturity of which will be accelerated upon the consummation of this offering, and potentially for strategic acquisitions and investments.

JLWA Note Prepayment

On October 20, 2007, we reached an agreement with the former owners (JLWA Sellers) of James Lee Witt Associates, LLC (JLWA) under which the JLWA Sellers agreed to the prepayment of the principal and accrued interest on a $4.5 million promissory note, originally due on January 15, 2008, that we had issued to them in partial payment of the purchase price for our acquisition of JLWA. In connection with this acceleration, we will make a negotiated prepayment premium of $800,000 to compensate the JLWA Sellers for, among other things, foregone interest and the cost of accelerated tax payments. We intend to borrow approximately $5.4 million from our line of credit to fund these payments. In this free writing prospectus, we refer to this transaction as the JLWA Note Prepayment. We intend to effect the JLWA Note Prepayment immediately prior to the consummation of this offering. James Lee Witt, the Chief Executive Officer of our Preparedness Services unit, will directly receive up to approximately $3.5 million of the JLWA Note Prepayment. The pro forma as adjusted financial information included below gives effect to, among other things, the JLWA Note Prepayment.

Balance Sheet Data

Based on an assumed offering price of $5.88 per share (the last sale price of our common stock quoted on the Nasdaq Capital Market on October 19, 2007), as of June 30, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $20.9 million, net working capital would have been approximately $31.3 million, total assets would have been approximately $97.3 million, line of credit would have been approximately $12.9 million, long-term debt, including current portion, would have been approximately $1.2 million, and total stockholders’ equity would have been approximately $68.1 million.

Capitalization

Based on an assumed offering price of $5.88 per share (the last sale price of our common stock quoted on the Nasdaq Capital Market on October 19, 2007), as of June 30, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $20.9 million, line of credit would have been approximately $12.9 million, long-term debt, including current portion, would have been approximately $1.2 million, paid-in capital would have been approximately $107.0 million, accumulated deficit would have been approximately $(38.9) million, total stockholders’ equity would have been approximately $68.1 million, and total capitalization would have been approximately $82.2 million.

Dilution

After giving effect to the sale by us of 4,500,000 shares of our common stock in this offering at an assumed public offering price of $5.88 per share (the last sale price of our common stock quoted on the Nasdaq Capital Market on October 19, 2007), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2007 would have been approximately $36.1 million, or approximately $3.74 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.38 per share of common stock to existing stockholders and an immediate dilution of $2.14 per share to purchasers of common stock in this offering. We determine dilution by subtracting the adjusted pro forma net tangible book value per share of our common stock immediately after this offering from the amount per share paid by purchasers of our common stock in this offering. The foregoing does not take into account further dilution to new investors that could occur upon the issuance of additional shares of common stock.

The most recent registration statement (including a prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1294649/000119312507222457/dsb2a.htm

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-225-6201.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Canaccord Adams
Morgan Keegan & Company, Inc.

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